September 19, 2011 Medium-Term Notes, Series D No. 2011-MTNDG0103 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433

Callable Step-Up Coupon Notes

Due September 30, 2026

We have the right to redeem the notes on any interest payment date on or after September 30, 2013. Unless redeemed by us, from and including September 30, 2011 to but excluding September 30, 2017, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless redeemed by us, from and including September 30, 2017 to but excluding September 30, 2024, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.25%. Unless redeemed by us, from and including September 30, 2024 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.50%. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

This offering summary represents a summary of the terms and conditions of the notes. It is important for you to consider the information contained in this offering summary, the accompanying product supplement, as well as in the related prospectus supplement and prospectus. The description of the notes below, supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the product supplement.

S U M M A R Y T E R M S
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	September , 2011 (expected to be September 27, 2011)
Original issue date:	September 30, 2011 (three business days after the pricing date)
Maturity date:	September 30, 2026
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

5.00%, from and including September 30, 2011 to but excluding September 30, 2017, unless redeemed by us;

5.25%, from and including September 30, 2017 to but excluding September 30, 2024, unless redeemed by us.

7.50%, from and including September 30, 2024 to but excluding September 30, 2026, unless redeemed by us.

Interest payment period:	Semi-annually.
Interest payment dates:	Each September 30 and March 30, beginning on March 30, 2012, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case, that interest payment will be made on the first preceding business day. No adjustment will be made to any interest payment made on that succeeding or preceding business day, as applicable.
Day-count convention:	30/360
Redemption:	Beginning on September 30, 2013, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.
Redemption dates:	September 30, 2013 and each interest payment date thereafter.
CUSIP:	1730T0PA1
Listing:	The notes will not be listed on any securities exchange.
Business day:	New York
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Commissions and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per Note	$1,000.00	$22.50	$977.50
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $22.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50 for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Fees and selling concessions” on page 5, “Supplemental information regarding plan of distribution; conflicts of interest” on page 5 and “Risk Factors” on page 2.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product Supplement filed on July 13, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the product supplement, prospectus supplement and prospectus if you request it by calling toll-free 1-877-858-5407.

Callable Step-Up Coupon Notes Due September 30, 2026

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Related to the Notes” in the accompanying product supplement and the section entitled “Risk Factors” in the prospectus supplement related to this offering. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

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The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem all of the notes on any interest payment date beginning approximately two years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

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The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

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The step-up feature presents different investment considerations than fixed rate notes. Unless general interest rates rise significantly, you should not expect to earn the highest stated interest rate which is applicable only during the last three years of the term of the notes because the notes are likely to be redeemed prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should focus on, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives instead of the focusing on the highest stated interest rate.

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Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

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Potential for a lower comparative yield. Unless redeemed by us, from and including September 30, 2011 to but excluding September 30, 2017, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless redeemed by us, from and including September 30, 2017 to but excluding September 30, 2024, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.25%. Unless redeemed by us, from and including September 30, 2024 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.50%. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

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The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent may adversely affect the payments to you on any interest payment date.

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Hedging and trading activity by Citigroup Funding could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

General Information
Certain U.S. federal income tax considerations:

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying product supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•       We intend to treat the notes as issued without “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step up over the term of the notes because we have the right to call the notes on each semi-annual coupon payment date beginning on September 30, 2013, and Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on a debt instrument for purposes of determining whether

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the debt instrument is issued with OID. The yield on the notes would be minimized if we called the notes immediately before the increase in interest rate on September 30, 2017, and therefore, under those rules, the notes would be treated as maturing on such date for OID purposes. This assumption is made solely for U.S. federal income tax purposes to determine whether the notes are issued with OID and is not an indication of our intention to call or not to call the notes at any time.

•       If we do not call the notes prior to the first increase in the interest rate on September 30, 2017 then, solely for OID purposes, the notes would be deemed to be reissued at their adjusted issue price on September 30, 2017. This deemed issuance would not give rise to taxable gain or loss to U.S. Holders. The same analysis would apply to the succeeding increase in the interest rate on September 30, 2024 and therefore the notes would not be treated as issued with OID for U.S. federal income tax purposes.

•       Under this approach, amounts received as coupons on the notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or received (in accordance with such U.S. Holder’s method of tax accounting).

•       At maturity or upon a taxable disposition of the notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such note. A U.S. Holder’s tax basis in a note generally will equal the cost of such note to such U.S. Holder.

•       Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes will generally not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with the conduct of a trade or business in the United States by such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax.

You should refer to the accompanying product supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, or by

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Callable Step-Up Coupon Notes Due September 30, 2026

taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying product supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement related to this offering for more information.

Fees and selling concessions:

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $22.50 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors, collectively a fixed selling concession of $22.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Related to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement related to this offering for more information.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly. See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement related to this offering.

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Callable Step-Up Coupon Notes Due September 30, 2026

Calculation agent:	Citigroup Financial Products, Inc.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document, before you invest in the notes.

Additional Information

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the stated maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

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Callable Step-Up Coupon Notes Due September 30, 2026

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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